SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              Talisman Energy Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    87425E103
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)         [ ] Rule 13d-1(c)            [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   87425E103                13G                    Page 2 of 7 Pages

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RT Investment Management Holdings Inc.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     The jurisdiction of organization is Canada (federally incorporated company)


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              5.   SOLE VOTING POWER

                   N/A
NUMBER OF     _________________________________________________________________
SHARES        6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH      8,600,596
REPORTING     _________________________________________________________________
PERSON WITH   7.   SOLE DISPOSITIVE POWER

                   N/A
              -----------------------------------------------------------------
              8.   SHARED DISPOSITIVE POWER

                   8,600,596
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,600,596
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%
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12.  TYPE OF REPORTING PERSON*

     Foreign Parent Holding Company which received SEC no-action relief to file on Schedule 13G as a "Qualified Institutional Investor"
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Talisman Energy Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           Talisman Energy Inc.
           2400 855 2nd St. SW
           Calgary, Alberta
           Canada, T2P 4J9
           (403) 237-1234


Item 2(a). Name of Person Filing:

           1.  RT Investment Management Holdings Inc. ("RTIM")

Item 2(b). Address of Principal Business Office or, if None,
           Residence:

           1.  RT Investment Management Holdings Inc.
               Royal Trust Tower, P.O. Box 121
               77 King Street West, Suite 3800
               Toronto, Ontario  M5K 1H1

Item 2(c). Citizenship:
           Canada

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP Number:
           044902104

Item 3. If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            RT Investment Management Holdings Inc. is a foreign Parent Holding Company which received SEC no-action relief to file on Schedule 13G as a "Qualified Institutional Investor."

Item 4. Ownership.

      (a)  Amount beneficially owned:

           1.  RTIM - 8,600,596

      (b) Percent of class:

           1.  RTIM - 6.2%

      (c) Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote

                  N/A

            (ii)  Shared power to vote or to direct the vote

                  1.  RTIM - 8,600,596

           (iii)  Sole power to dispose or to direct the disposition of  N/A

            (iv)  Shared power to dispose or to direct the disposition of

                  1.  RTIM - 6.2%

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        RT Investment Management Holdings Inc. is a Foreign Parent Holding Company which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

     Please see attached Exhibit A, Disclosure Respecting Subsidiaries.

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 February 11, 2000
                              -----------------------------
                                        (Date)


                              /s/ Jennifer Lederman
                              -----------------------------
                                      (Signature)


                              Jennifer Lederman / Senior
                              Vice-President, Compliance,
                              RT Investment Management
                              Holdings Inc.
                              -----------------------------
                                      (Name/Title)